SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              ) Certificate of
EASTERN UTILITIES ASSOCIATES                  ) Notification
Boston, Massachusetts                         ) Pursuant to
                                              ) Rule 24
   (70-8769)                                  )
                                              )
Public Utility Holding Company                )
Act of 1935 (the Act)                         )


   Enclosed herewith for filing by Eastern Utilities Associates on behalf of its wholly-owned subsidiary, EUA Energy Services, Inc., in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on October 2, 1996 (Release No. 35-26586), March 14, 1996 (Release No. 35-26493), and May 23, 1996 (Release No. 35-26519). Pursuant to Rule 24, are the balance sheet, the income statement, and statement of cash flows for the period ended September 30, 1997 of Duke/Louis Dreyfus Energy Services (New England) LLC and such other information required to be filed by said orders.

     The joint venture between Eastern Utilities Associates and an affiliate of Duke Energy Corp., was terminated in the third quarter of 1997 and Duke/Louis Dreyfus Energy Services (New England) LLC has discontiued its operations. Therefore, below is the final report for Duke/Louis Dreyfus Energy Services (New England) LLC pursuant to Rule 24.


                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer



Dated: December 11, 1997